Filed by Annaly Capital Management, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934

Subject Company: MTGE Investment Corp.

Registration No.: 333-224968

Annaly Capital Management, Inc. Announces Receipt of Regulatory Approvals for its Acquisition of MTGE Investment Corp.

Annaly Capital Management, Inc. Declares Short Period Common Stock Dividend and Conditional Third Quarter Preferred Stock Dividend for Newly Designated Annaly 8.125% Series H Preferred Stock

NEW YORK, NEW YORK – August 21, 2018 – Annaly Capital Management, Inc. (NYSE: NLY) (“Annaly”) announced that it has received the requisite regulatory approvals to complete its previously announced exchange offer (the “Offer”) to purchase all of the outstanding shares of common stock of MTGE Investment Corp. (NASDAQ: MTGE) (“MTGE”).

In connection with the anticipated closing of the Offer on September 7, 2018 and in accordance with the terms of the merger agreement dated May 2, 2018, by and among Annaly, Mountain Merger Sub Corporation and MTGE (as may be amended or supplemented from time to time, the “Merger Agreement”), the Annaly Board of Directors has declared a common stock cash dividend of $0.22174 per common share. This dividend is payable September 10, 2018 to common shareholders of record as of 5:00 p.m. on September 6, 2018. The ex-dividend date is September 5, 2018. The Annaly Board of Directors expects that any quarterly dividend it may declare for the third quarter of 2018 would be reduced by this amount.

In addition, pursuant to the Merger Agreement, if the Merger (as defined in the Merger Agreement) is consummated, Annaly will exchange one share of newly designated Annaly 8.125% Series H Cumulative Redeemable Preferred Stock (“Series H Preferred Stock”) for each outstanding share of MTGE 8.125% Series A Preferred Stock. The Annaly Board of Directors has declared a Series H Preferred Stock cash dividend for the third quarter of 2018 of $0.5078125 per share of Series H Preferred Stock, subject to the consummation of the Merger and the issuance of the Series H Preferred Stock. Subject to these conditions, this dividend is payable on September 28, 2018 to Series H Preferred Stock shareholders of record as of September 10, 2018.

Wells Fargo Securities and Sandler O’Neill + Partners, L.P. are serving as financial advisors to Annaly, and Wachtell, Lipton, Rosen & Katz serves as legal counsel to Annaly.

About Annaly Capital Management, Inc.

Annaly is a leading diversified capital manager that invests in and finances residential and commercial assets. Annaly’s principal business objective is to generate net income for distribution to its shareholders and to preserve capital through prudent selection of investments and continuous management of its portfolio. Annaly has elected to be taxed as a real estate investment trust, or REIT, for federal income tax purposes. Annaly is externally managed by Annaly Management Company LLC. Additional information about Annaly can be found at www.annaly.com.

Forward-Looking Statements

This press release includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. Similarly, statements herein that describe the proposed transaction, including its financial and operational impact, and other statements of management’s beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Annaly or MTGE stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to the ability of the parties to consummate the proposed transaction on a timely basis or at all and the satisfaction of the conditions precedent to consummation of the proposed transaction, including a majority of outstanding shares of MTGE’s common stock being validly tendered in the Offer; business disruption following completion of the proposed transaction; and the other risks and important factors contained and identified in Annaly’s and MTGE’s filings with the Securities and Exchange Commission (the “SEC”), including their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, any of which could cause actual results to differ materially from the forward-looking statements. The forward-looking statements included in this Form 8-K are made only as of the date hereof. Neither Annaly nor MTGE undertakes any obligation to update the forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information and Where to Find It

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the Offer materials that Annaly and its merger subsidiary have filed with the SEC. Annaly and its merger subsidiary have filed a Tender Offer Statement on Schedule TO, Annaly has filed a Registration Statement on Form S-4 and MTGE has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. THE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION. MTGE STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MTGE SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other Offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of MTGE common stock at no expense to them. The Offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Annaly’s Investor Relations department at 1-888-8Annaly (1-888-826-6259). In addition to the Offer to Exchange, the related Letter of Transmittal and certain other Offer documents, as well as the Solicitation/Recommendation Statement, Annaly and MTGE file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Annaly and MTGE at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Annaly’s and MTGE’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.